UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 5, 2022

YUMANITY THERAPEUTICS, INC.

(Exact name of registrant as specified in its charter)

Delaware	001-37695	20-8436652
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

40 Guest Street, Suite 4410 Boston, MA	02135
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: 617-409-5300

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.001 per share	YMTX	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company  ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry Into A Material Definitive Agreement.

Explanatory Note

As previously disclosed, on June 5, 2022, Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”), entered into an Asset Purchase Agreement (the “Asset Purchase Agreement”) with Janssen Pharmaceutica NV (“Janssen” and the transactions contemplated thereby, the “Asset Sale”). Concurrently with the execution of the Asset Purchase Agreement, on June 5, 2022, Yumanity entered into an Agreement and Plan of Merger with Kineta, Inc., a Washington corporation (“Kineta”), and Yacht Merger Sub, Inc., a Washington corporation and wholly-owned subsidiary of Yumanity (the “Merger Agreement” and the transactions contemplated thereby, the “Merger”).

Prospectus Supplement

On December 5, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a prospectus supplement on Form 424(b)(3) (the “Prospectus Supplement”) to the prospectus and proxy statement contained in the Registration Statement as defined below. The Prospectus Supplement (i) provides supplemental disclosures regarding the Merger to reflect the amendments to the Merger Agreement, (ii) provides supplemental disclosures regarding the Private Placement to reflect Amendment No. 2 to Securities Purchase Agreement and to revise Proposal No. 3 in the Registration Statement to, among other things, remove reference to the number of shares and purchase price of Yumanity common stock to be issued to the PIPE Investors (as defined below) in the Private Placement (as defined below), (iii) provides supplemental disclosures for additional updates since the declaration of effectiveness of the Registration Statement, including, among other things, relating to Kineta’s business with respect to the reduction in force by Kineta of 12 full-time and two part-time employees and the resignation of Jiyoung Hwang from the Kineta board of directors and (iv) provide a revised proxy card, reflecting revisions to Proposal No. 3 as set forth therein.

Amendment to the Merger Agreement

On December 5, 2022, Yumanity, Merger Sub and Kineta entered into Amendment No. 1 to the Merger Agreement (“Amendment No. 1 to the Merger Agreement”) which provided for, among other things (i) the amendment of the “Company Valuation” (as defined in the Merger Agreement) from $194 million to $153 million, which amendment will impact the exchange ratio for the Merger (the “Exchange Ratio”), such that existing Yumanity securityholders will holder a larger percentage of Yumanity common stock following the closing of the Merger than contemplated by the terms of the Merger Agreement prior to amendment, (ii) the amendment of the amount required to be retained by Yumanity following the issuance of a dividend to Yumanity stockholders of record prior to the closing of the Merger from $10 million to $7.5 million, and (iii) the amendment of the closing condition requiring aggregate cash proceeds of the Private Placement and any Interim Financing (as defined in the Merger Agreement) of Kineta of $27.5 million, such that only $7.5 million must be received prior to or substantially simultaneously with the closing of the Merger.

Amendment to PIPE Securities Purchase Agreement

As previously reported in the Current Report on Form 8-K filed by Yumanity with the SEC on June 6, 2022 (the “Original Report”), Yumanity previously entered into a securities purchase agreement (the “Securities Purchase Agreement”), dated June 5, 2022, with certain investors (the “Original PIPE Investors”), pursuant to which, and on the terms and subject to the conditions of which, the PIPE Investors agreed to purchase an aggregate of 14,354,067 shares (subject to proportional adjustment for any reverse stock split) of common stock of Yumanity, par value $0.001 per share (“Common Stock”), for $2.09 per share, for an aggregate purchase price of $30 million, in a private placement expected to close immediately following, and conditioned upon, the closing of the Merger (the “Private Placement”).

As previously reported in the Current Report on Form 8-K filed by Yumanity with the SEC on October 24, 2022 (the “Second Report”), Yumanity, Kineta and each of the Original PIPE Investors entered into an amendment to the Securities Purchase Agreement (“Amendment No. 1 to the Securities Purchase Agreement Amendment”) to (i) amend the per share purchase price and aggregate number of shares to be purchased, each as reflected therein, and (ii) provide for the issuance of an aggregate of 6,031,668 warrants to purchase shares of Kineta (the “Original Warrants”).

On December 5, 2022, Yumanity, the Original PIPE Investors, and certain additional investors (the “New PIPE Investors” and together with the Original PIPE Investors, the “PIPE Investors”) entered into Amendment No. 2 to the Securities Purchase Agreement (“Amendment No. 2 to the Securities Purchase Agreement Amendment”) which provided for (i) the sale and issuance of up to 4,545,455 shares of Yumanity common stock at a purchase price of $1.65 per share immediately following the effective time of the Merger (the “Effective Time”), (ii) the sale and issuance of a number of shares of Yumanity common stock at a purchase price equal to (a) the volume-weighted average price of Yumanity common stock for the five (5) trading days prior to March 31, 2023 (the “VWAP”), plus (b) 10% of the VWAP, equal to an aggregate purchase price of $22.5 million, on March 31, 2023, (iii) the forfeiture of the Original Warrants and (iv) the issuance to certain PIPE Investors of warrants to purchase shares of Kineta. The warrants were issued by Kineta and will be treated in the same manner as all other outstanding warrants of Kineta at the Effective Time and will receive a portion of the consideration allocated to other Kineta securityholders under the terms of the Merger Agreement. For the avoidance of doubt, the warrants are not issued by Yumanity. Any warrants issued to a PIPE Investor will only be exercisable following the closing of the Private Placement and will expire in the event any PIPE Investor fails to consummate the Private Placement pursuant to the terms of the Securities Purchase Agreement.

While the amended terms of the Private Placement will result in less proceeds received by Yumanity from the PIPE Investors immediately following the closing of the Merger, the total aggregate proceeds to be received by Yumanity remains unchanged. The purchase price per share for the shares issued on March 31, 2023 is based on the VWAP, and is not currently known. As a result, the Private Placement as amended by Amendment No. 2 to the Securities Purchase Agreement may result in the PIPE Investors owning an increased or decreased percentage of Yumanity Common Stock following March 31, 2023 than contemplated by Amendment No. 1 to the Securities Purchase Agreement.

Amendment to Registration Rights Agreement

As previously reported in the Original Report, Yumanity previously entered into a Registration Rights Agreement (the “Registration Rights Agreement”), dated June 5, 2022, with the Original PIPE Investors concurrently with the execution of the Securities Purchase Agreement. Pursuant to the Registration Rights Agreement, Yumanity will prepare and file a resale registration statement with the SEC within 60 calendar days following the closing of the Private Placement covering the shares of Yumanity’s common stock issued in the Private Placement. Yumanity has also agreed, among other things, to indemnify the PIPE Investors and their respective directors, officers, stockholders, members, partners, employees and agents, and each person who controls such Original PIPE Investor, from certain liabilities and to pay certain expenses incurred by Yumanity in connection with the registration of the shares issued in the Private Placement.

As previously reported in the Second Report, Yumanity, Kineta and each of the Original PIPE Investors entered into an amendment to the Registration Rights Agreement to amend the Schedule of Purchasers attached to the Registration Rights Agreement to reflect the number of shares purchased by each Original PIPE Investor pursuant to the Securities Purchase Agreement.

On December 5, 2022, Yumanity, Kineta and each of the PIPE Investors entered into a second amendment to the Registration Rights Agreement, (“Amendment No. 2 to the Registration Rights Agreement”), to, among other things, amend the Schedule of Purchasers attached to the Registration Rights Agreement to reflect the number of shares purchased by each Original PIPE Investor pursuant to the Securities Purchase Agreement.

The foregoing descriptions of the Securities Purchase Agreement Amendment, the Registration Rights Agreement Amendment, Merger Agreement Amendment and the transactions contemplated thereby are not complete and are subject to, and qualified in their entirety by reference to, the text of the Subscription Agreement Amendment, the Warrants and the Registration Rights Agreement Amendment, forms of which are included as Exhibit 10.1, Exhibit 10.2 and Exhibit 10.3, respectively, to this Current Report on Form 8-K (this “Current Report”), and incorporated herein by this reference.

Item 7.01.	Regulation FD Disclosure.

On December 5, 2022, Yumanity issued a press release announcing that its Board of Directors has declared a special cash dividend to its stockholders in connection with the Asset Sale and Merger (the “Special Dividend”). Yumanity estimates that the Special Dividend will be in a range of $1.34 to $1.43 per share of Yumanity common stock payable on or before December 29, 2022 to stockholders of record at the close of business on December 15, 2022. The Special Dividend will be equal to the gross proceeds of the Asset Sale, net of amounts used or retained for Yumanity’s outstanding obligations and minimum cash requirement associated with the closing of the Merger. Yumanity’s minimum cash requirement has been reduced from $10 million to $7.5 million as part of a recent amendment to the Merger Agreement. The exact amount of the Special Dividend will be calculated after Yumanity’s outstanding obligations and net cash position as of the actual closing date of the Merger are determined. Payment of the Special Dividend is conditioned upon the closing of both the Asset Sale and the Merger, which remain subject to the approval of Yumanity’s stockholders and other closing conditions. A copy of the press release is attached hereto as Exhibit 99.1.

The information in this Item 7.01, including Exhibit 99.1 attached hereto, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that section, and shall not be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Important Information and Where to Find It

This communication may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the SEC a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement has been declared effective by the SEC on November 10, 2022. Yumanity subsequently filed the definitive proxy statement/prospectus (the “Proxy Statement”) on November 10, 2022, which has been mailed to stockholders of record as of the close of business on November 4, 2022. On December 5, 2022, Yumanity filed with the SEC and mailed to stockholders of record as of the close of business on November 4, 2022, a supplement to the proxy statement and prospectus contained in the Registration Statement (the “Prospectus Supplement”). Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This communication is not a substitute for the Registration Statement, the Proxy Statement, the Prospectus Supplement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions. Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022. Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K and the exhibit furnished herewith contain forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta, Janssen and the PIPE Investors to consummate the proposed merger, asset sale or the Private Placement, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount of the dividend distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower than currently anticipated; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Proxy Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Item 9.01.	Financial Statements and Exhibits.

Exhibit No.	Description

10.1	Form of Amendment No. 1 to the Merger Agreement dated December 5, 2022.

10.2	Form of Amendment No. 2 to the Securities Purchase Agreement dated December 5, 2022.

10.3	Form of Warrant, dated December 5, 2022

10.4	Form of Amendment No. 2 to the Registration Rights Agreement, dated December 5, 2022.

99.1	Press release, dated December 5, 2022.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Yumanity Therapeutics, Inc.

Date: December 5, 2022	By:	/s/ Richard Peters
Richard Peters
President and Chief Executive Officer

Exhibit 10.1

FIRST AMENDMENT TO

AGREEMENT AND PLAN OF MERGER

THIS FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER (this “First Amendment”) is entered into and made effective as of December 5, 2022, by and among YUMANITY THERAPEUTICS, INC., a Delaware corporation (“Yumanity”), YACHT MERGER SUB, INC., a Washington corporation and wholly-owned subsidiary of Yumanity (“Merger Sub”) and KINETA, INC., a Washington corporation (the “Company”). Yumanity, Merger Sub and the Company are sometimes individually referred to herein as a “Party” or collectively referred to herein as the “Parties”. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below).

RECITALS

A.    The Parties previously entered into that certain Agreement and Plan of Merger dated June 5, 2022 (the “Merger Agreement”).

B.    Section 10.2 of the Merger Agreement provides that the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Merger Sub, and Yumanity by an instrument in writing signed on behalf of each of the Company, Merger Sub and Yumanity.

C.    The Parties desire to amend the Merger Agreement pursuant to the terms and conditions of this First Amendment and the respective boards of directors of the Company, Merger Sub and Yumanity have each approved this First Amendment to be effective as of the date hereof.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing premises and the mutual covenants and conditions set forth below, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

1.    CLOSING. Subject to the satisfaction or waiver of the conditions set forth in Articles 6, 7 and 8 of the Merger Agreement on or before December 15, 2022, the Parties shall use reasonable efforts to cause the Closing to occur on December 16, 2022.

2.    AMENDMENT TO SECTION 6.6. Section 6.6 the Merger Agreement is hereby deleted in its entirety and replaced with the following:

“6.6    Concurrent Financing. The aggregate amount of cash proceeds received prior to the Closing, or to be received substantially simultaneously with the Closing, (i) by Yumanity in connection with the consummation of the transactions contemplated by the Securities Purchase Agreement and (ii) by the Company in connection with any Interim Financing, shall not be less than $7,500,000.”

3.    AMENDMENT TO DEFINITION OF “COMPANY VALUATION”. The definition of “Company Valuation” in Exhibit A to the Merger Agreement is hereby deleted in its entirety and replaced with the following:

““Company Valuation” for purposes of calculating the Exchange Ratio means $153,000,000.”

4.    AMENDMENT TO DEFINITION OF “EXCESS PROCEEDS”. The definition of “Excess Proceeds” in Exhibit A to the Merger Agreement is hereby deleted in its entirety and replaced with the following:

““Excess Proceeds” shall mean an amount of cash equal to the gross proceeds from the Permitted Asset Disposition less the amount, if any, by which Yumanity Net Cash set forth on the Yumanity Closing Financial Certificate (calculated for these purposes as if none of the gross proceeds from the Permitted Asset Disposition are received by Yumanity) would be less than $7,500,000.”

5.    APPLICABLE LAW. This First Amendment shall be governed by, and construed in accordance with, the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws.

6.    HEADINGS. The bold-faced headings contained in this First Amendment are for convenience of reference only, shall not be deemed to be a part of this First Amendment and shall not be referred to in connection with the construction or interpretation of this First Amendment.

7.    ASSIGNABILITY. This First Amendment shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties and their respective successors and permitted assigns; provided, however, that neither this Amendment nor any of a Party’s rights or obligations hereunder may be assigned or delegated by such Party without the prior written consent of the other Party, and any attempted assignment or delegation of this Agreement or any of such rights or obligations by such Party without the other Party’s prior written consent shall be void and of no effect.

8.    COUNTERPARTS. This First Amendment may be executed in multiple counterparts and transmitted by facsimile, by electronic mail in portable document format (“PDF”) form or by any other electronic means intended to preserve the original graphic and pictorial appearance of a Party’s signature, with each such counterpart, facsimile or PDF signature constituting an original and all of which together constituting one and the same original.

9.    CONSTRUCTION. The terms of this First Amendment amend and modify the Merger Agreement as if fully set forth in the Merger Agreement. Upon the effectiveness of this First Amendment, all references in the Merger Agreement to “the Agreement” or “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import, and each reference to the Merger Agreement in any other agreements, documents or instruments executed and delivered pursuant to, or in connection with, the Merger Agreement, as applicable, shall refer to the Merger Agreement, as modified by this First Amendment. If there is any conflict between the terms, conditions and obligations of this First Amendment and the Merger Agreement, this First Amendment’s terms, conditions and obligations shall control. All other provisions of the Merger Agreement not specifically modified by this First Amendment are expressly preserved and remain in full force and effect.

SIGNATURES ON THE FOLLOWING PAGE

IN WITNESS WHEREOF, the Parties have executed this First Amendment as of the Effective Date.

YUMANITY THERAPEUTICS, INC.

By:
Name:	Richard Peters
Title:	Chief Executive Officer

YACHT MERGER SUB, INC.

By:
Name:	Devin Smith
Title:	Chief Executive Officer

KINETA, INC.

By:
Name:	Shawn Iadonato
Title:	Chief Executive Officer

Exhibit 10.2

YUMANITY THERAPEUTICS, INC.

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

This Amendment No. 2 to Securities Purchase Agreement (this “Amendment”) is made as of December     , 2022, by and among Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”), the undersigned Purchasers (as defined in the PIPE Agreement, which is defined below), and, solely for purposes of Sections 2, 3, 5 and 6 of this Amendment, Kineta, Inc., a Washington corporation (“Kineta”). Capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in the PIPE Agreement.

RECITALS

WHEREAS, the Company is party to that Agreement and Plan of Merger dated as of June 5, 2022 (as such may be amended from time to time, the “Merger Agreement”), by and among the Company, Yacht Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of the Company, and Kineta, pursuant to which Kineta will become a wholly-owned subsidiary of the Company;

WHEREAS, in connection with the Merger Agreement, the Company and certain of the Purchasers (each, an “Original Purchaser”) entered into a Securities Purchase Agreement dated as of June 5, 2022, as amended by the Amendment No. 1 to Securities Purchase Agreement dated as of October 24, 2022 (the “First Amendment”, and the Securities Purchase Agreement as amended thereby, and as may be further amended from time to time, the “PIPE Agreement”), pursuant to which the Company agreed to sell and issue to each Original Purchaser certain shares of Company Common Stock, as set forth on Schedule 1 attached thereto;

WHEREAS, in connection with the entry by the parties into the First Amendment, Kineta issued to each Original Purchaser a Stock Purchase Warrant to purchase that number of shares of Kineta’s Non-Voting Common Stock, par value $0.001 per share, as set forth on Exhibit A hereto under the heading “Original PIPE Warrants” (each, an “Original PIPE Warrant” and, collectively, the “Original PIPE Warrants”);

WHEREAS, certain of the Purchasers (each, a “New Purchaser”) desire to enter into the PIPE Agreement and to purchase Shares in accordance with the terms thereof (as amended hereby), and are executing and delivering this Amendment to acknowledge the terms hereof and to become parties to the PIPE Agreement as Purchasers thereunder;

WHEREAS, Kineta and the Original Purchasers desire that each of the Original PIPE Warrants be forfeited in its entirety, as further set forth below;

WHEREAS, the Purchasers purchasing First Tranche Shares (as defined below) (the “First Tranche Purchasers”) desire that Kineta issue to the First Tranche Purchasers a Stock Purchase Warrant to purchase certain number of shares of Kineta’s Non-Voting Common Stock, par value $0.001 per share, as further set forth below;

WHEREAS, the PIPE Agreement and any term thereof may be amended, terminated or waived only with the written consent of the Company and the Original Purchasers, pursuant to Section 6.7 of the PIPE Agreement; and

WHEREAS, the Company and the undersigned Purchasers now wish to amend the PIPE Agreement as set forth herein.

AGREEMENT

In consideration of the mutual promises, covenants and conditions hereinafter set forth, the Company, the Purchasers and Kineta (solely for purposes of Sections 2, 3, 5 and 6 hereof) mutually agree as follows:

1.    Amendments to PIPE Agreement.

a.    Recital E of the PIPE Agreement is hereby amended and restated in its entirety to read as follows:

“E.    The Company has authorized, upon the terms and conditions stated in this Agreement, the sale and issuance of up to an aggregate of 4,545,455 shares issuable at the First Tranche Closing (as defined below) and up to an aggregate of 13,636,363 shares issuable at the Second Tranche Closing (as defined below) (subject to adjustment based on the final price per share to be determined as set forth herein), subject to proportional adjustment for the Reverse Stock Split, of Company Common Stock (the “Shares”).”

b.    Section 1.1 of the PIPE Agreement is hereby amended and restated in its entirety to read as follows:

“1.1 Authorization of Sale of Shares. Subject to the terms and conditions of this Agreement, the Company shall issue and sell to each Purchaser, and each Purchaser shall, severally and not jointly, purchase from the Company, such number of Shares as set forth opposite their respective names on Schedule 1 attached hereto, at a price per Share equal to (i) with respect to the First Tranche Shares (as defined below) $1.65, subject to proportional adjustment for the Reverse Stock Split and (ii) with respect to the Second Tranche Shares (as defined below), the price equal to (a) the volume-weighted average price of Company Common Stock for the five Trading Days prior to the Second Tranche Closing Date (as defined below) (the “VWAP”), plus (b) 10% of the VWAP (each of (i) or (ii) as applicable, the “Share Purchase Price”). Each Purchaser’s obligations to purchase the Shares under this Agreement are several and, for each tranche, conditioned upon each other Purchaser’s performance of its obligations to purchase Shares hereunder in such tranche.”

c.    Section 1.2 of the PIPE Agreement is hereby amended and restated in its entirety to read as follows:

“1.2 Closings; Escrow.

(a)    First Tranche Escrow. On or before December 13, 2022, each Purchaser purchasing First Tranche Shares shall deposit into an escrow account with an escrow agent designated by the Company (the “Escrow Agent”) an amount in cash equal to the amount set forth opposite such Purchaser’s name on Schedule 1 hereto under the heading “First Tranche Shares Aggregate Purchase Price” (the “First Tranche Escrow Funds”). The First Tranche Escrow Funds shall be held by the Escrow Agent pursuant to the terms of this Agreement and an escrow agreement furnished by the Company (the “Escrow Agreement”), and pursuant to such Escrow Agreement will be automatically released to the Company upon the occurrence of the filing of the Articles of Merger (as defined in, and pursuant to, the Merger Agreement) with the Secretary of State of the State of Washington. By signing below, each Purchaser agrees to execute and deliver the Escrow Agreement substantially in the form provided by the Company.

(b)    First Tranche Closing. Subject to the terms and conditions set forth in this Agreement, at the first sale and purchase of Shares, the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, that number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto under the heading “First Tranche Shares” (the “First Tranche Shares”). The closing of the purchase and sale of the First Tranche Shares to the Purchasers by the Company (the “First Tranche Closing”) will occur, subject to the conditions set forth in Sections 5.1 and 5.2 hereof, immediately following the Effective Time (as such term is defined in the Merger Agreement) (the “First Tranche Closing Date”). The First Tranche Closing shall take place remotely via exchange of executed documents or at such other place as the Company and the Purchasers may agree upon.

(c) Second Tranche Escrow. On or before March 26, 2023, each Purchaser shall deposit into an escrow account with an Escrow Agent an amount in cash equal to the amount set forth opposite such Purchaser’s name on Schedule 1 hereto under the heading “Second Tranche Shares Aggregate Purchase Price” (the “Second Tranche Escrow Funds”). The Second Tranche Escrow Funds shall be held by the Escrow Agent pursuant to the terms of this Agreement and an escrow agreement to be mutually agreed in substantially the same form as the Escrow Agreement no later than March 1, 2023 (the “Second Tranche Escrow Agreement”).

(d) Second Tranche Closing. Subject to the terms and conditions set forth in this Agreement, on March 31, 2023 or such other date and time mutually agreed by the Company and the Purchasers (the “Second Tranche Closing Date” and, together with the First Tranche Closing Date, each a “Closing Date”), the Company shall issue and sell to the Purchasers, and the Purchasers shall purchase from the Company, that number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto under the heading “Second Tranche Shares” (the “Second Tranche Shares”). The closing of the purchase and sale of the Second Tranche Shares to the Purchasers by the Company (the “Second Tranche Closing” and, together with the First Tranche Closing, each a “Closing”) will occur, subject to the conditions set forth in Sections 5.1 and 5.2 hereof, on the Second Tranche Closing Date. The Second Tranche Closing shall take place remotely via exchange of executed documents or at such other place as the Company and the Purchasers may agree upon.”

d.    Section 1.3 of the PIPE Agreement is hereby amended and restated in its entirety to read as follows:

“1.3 Payment. At or prior to the applicable Closing, (a) each Purchaser shall pay to the Company the aggregate Share Purchase Price with respect to such Purchaser’s First Tranche Shares or the Second Tranche Shares, as applicable, in United States dollars and in immediately available funds, by wire transfer from the Escrow Account to the Company’s account as set forth in the Escrow Agreement or the Second Tranche Escrow Agreement, as applicable, and (b) the Company shall irrevocably instruct American Stock Transfer & Trust Company, LLC (the “Transfer Agent”) to deliver to such Purchaser, subject to the payment of the aggregate Share Purchase Price in accordance with the foregoing clause (a), the number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto with respect to the applicable Closing in book-entry form, free and clear of all restrictive and other legends (except as expressly provided in Section 3.6 hereof) in the name of such Purchaser as set forth on the Stock Registration Questionnaire included as Exhibit A. The Shares purchased hereunder will not be subject to the terms of any lock-up or similar agreement to which the applicable Purchaser is otherwise subject, nor will any such Shares be subject to any similar restrictions on transfer to be imposed by the Company’s bylaws.”

e.    Section 1.4 of the PIPE Agreement is hereby amended and restated in its entirety to read as follows:

“1.4 Closing Deliverables.

(a) Company. On or prior to the applicable Closing Date, the Company shall deliver or cause to be delivered to each Purchaser purchasing Shares at the applicable Closing the following:

(i) a copy of the irrevocable instructions to the Transfer Agent instructing the Transfer Agent to deliver the number of Shares set forth opposite such Purchaser’s name on Schedule 1 hereto, registered in the name of such Purchaser as set forth on the Stock Registration Questionnaire included as Exhibit A;

(ii) with respect to the First Tranche Closing, the Registration Rights Agreement, duly executed by the Company;

(iii) with respect to the First Tranche Closing, Orrick, Herrington & Sutcliffe LLP shall deliver an opinion to the First Tranche Purchasers, dated as of the First Tranche Closing Date, in form and substance reasonably acceptable to the First Tranche Purchasers;

(iv) with respect to the First Tranche Closing, a certificate of a duly authorized officer of the Company, certifying that the conditions specified in Sections 5.1(a) and 5.1(b) have been fulfilled; and

(v) the Company shall have executed and delivered the Escrow Agreement, with respect to the First Tranche Closing, and the Second Tranche Escrow Agreement, with respect to the Second Tranche Closing.

(b) Purchasers. On or prior to the applicable Closing Date, each Purchaser shall deliver or cause to be delivered to the Company the following:

(i) a fully completed and duly executed Stock Registration Questionnaire in the form attached hereto as Exhibit A;

(ii) with respect to the First Tranche Closing, the Registration Rights Agreement, duly executed by each Purchaser;

(iii) a fully completed and duly executed Accredited Investor Qualification Questionnaire in the form attached hereto as Exhibit B;

(iv) a fully completed and duly executed Bad Actor Questionnaire in the form attached hereto as Exhibit C; and

(v) such Purchaser shall have executed and delivered the Escrow Agreement, with respect to the First Tranche Closing, and the Second Tranche Escrow Agreement, with respect to the Second Tranche Closing.”

f.    Schedule 1 to the PIPE Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit B attached hereto.

g.    Upon the effectiveness of this Amendment, (i) Genetox, Inc. (“Genetox”), an Original Purchaser, shall be relieved of all obligations to perform under the PIPE Agreement (except for purposes of this Amendment) and shall no longer be a party to the PIPE Agreement (except for purposes of this Amendment), and all rights of Genetox under the PIPE Agreement (except for purposes of this Amendment) shall terminate and (ii) there shall be no liability under the PIPE Agreement on the part of Genetox, on the one hand, nor any other party to this Amendment, on the other hand.

h.    Effective upon the execution and delivery of this Amendment by a New Purchaser, each such New Purchaser shall be deemed a party to the PIPE Agreement for all purposes as a “Purchaser” thereunder (including, without limitation, for purposes of Article III of the PIPE Agreement whereby such Purchaser shall make or be deemed to have made the representations, warranties and covenants set forth therein with respect to such Purchaser). Any such representations, warranties and covenants shall be deemed qualified by the Company’s actual knowledge (e.g. record stock ownership of a Purchaser). The Company may update Schedule 1 to the PIPE Agreement to reflect the addition of each such New Purchaser without the approval of any other party to the PIPE Agreement.

2.    Forfeiture of Original PIPE Warrants. Concurrently with the execution and delivery of this Amendment, each Original Purchaser acknowledges and agrees that (i) each Original PIPE Warrant held by such Original Purchaser is hereby forfeited, canceled and otherwise terminated in its entirety and shall be void and no longer have any further force or effect and (ii) neither Kineta nor such Original Purchaser shall have any liability under any such Original PIPE Warrant, in each case without any further action required on the part of any Original Purchaser or Kineta.

3.    Issuance of New PIPE Warrants. Concurrently with the execution and delivery of this Amendment, Kineta shall deliver to each First Tranche Purchaser, and each Frist Tranche Purchaser shall deliver to Kineta, a Stock Purchase Warrant in the form attached hereto as Exhibit C, duly executed by such party on the terms set forth on Exhibit A attached hereto under the heading “New PIPE Warrants”.

4.    Defined Terms; Effectiveness and Effect of Amendment. Upon the effectiveness of this Amendment, each reference in the PIPE Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the PIPE Agreement as amended hereby, and each reference to the PIPE Agreement in any other document, instrument or agreement executed or delivered in connection with the PIPE Agreement shall mean and be a reference to the PIPE Agreement as amended hereby. All provisions and terms of the PIPE Agreement not specifically altered by this Amendment shall remain in full force and effect.

5.    Governing Law. The validity, interpretation, construction and performance of this Amendment, and all acts and transactions pursuant hereto and the rights and obligations of the Company, the Purchasers and Kineta shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

6.    Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of such together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g. www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Pages Follow]

The parties have executed this Amendment No. 2 to Securities Purchase Agreement as of the date first written above.

THE COMPANY:

YUMANITY THERAPEUTICS, INC.

By:
(Signature)

Name:
Title:

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

The parties have executed this Amendment No. 2 to Securities Purchase Agreement as of the date first written above.

PURCHASERS:

[ ]

By:
(Signature)

Name:
Title:

[ ]

By:
(Signature)

Name:
Title:

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

The parties have executed this Amendment No. 2 to Securities Purchase Agreement as of the date first written above.

KINETA (solely for purposes of Sections 2, 3, 5 and 6 hereof):

KINETA, INC.

By:
(Signature)

Name:
Title:

AMENDMENT NO. 2 TO SECURITIES PURCHASE AGREEMENT

Exhibit 10.3

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH SALE OR DISTRIBUTION MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

Warrant No. NVCW – [ ]	Date of Issuance: December [ ], 2022

Number of Shares: [                    ]

(subject to adjustment)

KINETA, INC.

STOCK PURCHASE WARRANT

Kineta, Inc., a Washington corporation (the “Company”), for value received, hereby certifies that [                    ], or its registered assigns (the “Registered Holder”), is entitled, subject to the terms set forth below, to purchase from the Company, at any time on or after the Closing Date (subject to the conditions set forth in Section 1 below) and on or before the Expiration Date (each, as defined below) shares of the Company’s Non-Voting Common Stock at a price per share of $0.01. The shares purchasable upon exercise of this Warrant, and the purchase price per share, as adjusted from time to time pursuant to the provisions of this Warrant, are hereinafter referred to as the “Warrant Stock” and the “Purchase Price”, respectively.

1.    Number of Shares. Commencing on the Closing Date (as defined in that certain Securities Purchase Agreement by and among Yumanity Therapeutics, Inc., a Delaware corporation (“Yumanity”) and the purchaser parties thereto, dated as of June 5, 2022, as amended by (i) that certain Amendment No. 1 to Securities Purchase Agreement dated October 24, 2022, and (ii) that certain Amendment No. 2 to Securities Purchase Agreement of even date hereof (as may be further amended and/or restated from time to time, the “PIPE Agreement”)) upon the occurrence of the First Tranche Closing (as defined in the PIPE Agreement) pursuant to which, for the avoidance of doubt, the undersigned Registered Holder purchases all of the First Tranche Shares (as defined in the PIPE Agreement) allocated to it in accordance with the terms and conditions of the PIPE Agreement, and, subject to the terms and conditions hereinafter set forth, the Registered Holder is entitled, upon surrender of this Warrant, to purchase from the Company the number of shares (subject to adjustment as provided herein) of Warrant Stock first set forth above.

2.    Acknowledgement and Consent to Assumption. The Company and the undersigned Registered Holder hereby acknowledge and agree that, in accordance with Section 5.5(a)(iv) of the Merger Agreement (as defined in the PIPE Agreement), this Warrant shall be converted into and become a warrant to purchase shares of Yumanity Common Stock (as defined in the Merger Agreement) and Yumanity shall assume this Warrant in accordance with its terms, effective as of the Effective Time (as defined in the Merger Agreement). The Registered Holder hereby irrevocably waives and forever discharges any rights under this Warrant to receive advance written notice of the Company’s execution of the Merger Agreement or the performance by the Company of any of the transactions contemplated by the Merger Agreement. The Registered Holder hereby irrevocably consents to the adoption of this Warrant by Yumanity in accordance with the terms of the Merger Agreement, contingent and effective upon the Effective time. In connection with the closing of the Merger (as defined in the Merger Agreement) and the assumption of this Warrant by Yumanity, the Registered Holder hereby agrees to execute and deliver to the Company and Yumanity all transaction documents related to the assumption of this Warrant, including an amended form of warrant and other ancillary agreements, with customary representations and warranties and transfer restrictions applicable to all holders of warrants issued on substantially similar terms. The Warrants and Warrant Stock will not be subject to the terms of any lock-up or similar agreement to which the Registered Holder is otherwise subject, nor will the Warrants or Warrant Stock be subject to any similar restrictions on transfer to be imposed by the Company’s or Yumanity’s bylaws.

3.    Exercise.

(a)    Manner of Exercise. This Warrant may be exercised by the Registered Holder, in whole or in part, by surrendering this Warrant, with the purchase/exercise form appended hereto as Exhibit A duly executed by such Registered Holder or by such Registered Holder’s duly authorized attorney, at the principal office of the Company, or at such other office or agency as the Company may designate, accompanied by payment in full of the Purchase Price payable in respect of the number of shares of Warrant Stock purchased upon such exercise. The Purchase Price may be paid by cash, check, wire transfer, or by the surrender of promissory notes or other instruments representing indebtedness of the Company to the Registered Holder.

(b)    Effective Time of Exercise. Each exercise of this Warrant shall be deemed to have been effected immediately prior to the close of business on the day on which this Warrant shall have been surrendered to the Company as provided in Section 3(a). At such time, the person or persons in whose name or names any notices of issuance for Warrant Stock shall be issuable upon such exercise as provided in Section 3(d) shall be deemed to have become the holder or holders of record of the Warrant Stock referred to in such notices of issuance.

(c)    Net Issue Exercise.

(i)    In lieu of exercising this Warrant in the manner provided in Section 3(a), the Registered Holder may elect to receive shares equal to the value of this Warrant (or the portion thereof being canceled) by surrender of this Warrant at the principal office of the Company together with notice of such election on the purchase/exercise form appended hereto as Exhibit A duly executed by such Registered Holder or such Registered Holder’s duly authorized attorney, in which event the Company shall issue to such Registered Holder a number of shares of Warrant Stock computed using the following formula:

X =	Y (A - B)
A

Where	X =	The number of shares of Warrant Stock to be issued to the Registered Holder.

	Y =	The number of shares of Warrant Stock purchasable under this Warrant (at the date of such calculation).

	A =	The fair market value of one share of Warrant Stock (at the date of such calculation).

	B =	The Purchase Price (as adjusted to the date of such calculation).

(ii)    For purposes of this Section 3(c), the fair market value of Warrant Stock on the date of calculation shall mean with respect to each share of Warrant Stock:

(A)    if the exercise is in connection with an initial public offering of the Company’s Common Stock, and if the Company’s Registration Statement relating to such public offering has been declared effective by the Securities and Exchange Commission, then the fair market value shall be the initial “Price to Public” per share specified in the final prospectus with respect to the offering;

(B)    if this Warrant is exercised after, and not in connection with, the Company’s initial public offering, and if the Company’s Common Stock is traded on a securities exchange or actively traded over-the-counter:

(1)    if the Company’s Common Stock is traded on a securities exchange, the fair market value shall be deemed to be the average of the closing prices over a thirty (30) day period ending three days before date of calculation; or

(2)    if the Company’s Common Stock is actively traded over-the-counter, the fair market value shall be deemed to be the average of the closing bid or sales price (whichever is applicable) over the thirty (30) day period ending three days before the date of calculation; or

(C)    if neither (A) nor (B) is applicable, the fair market value of Warrant Stock shall be at the highest price per share which the Company could obtain on the date of calculation from a willing buyer (not a current employee or director) for shares of Warrant Stock sold by the Company, from authorized but unissued shares, as determined in good faith by the Board of Directors, unless the Company is at such time subject to an acquisition as described in Section 7(b), in which case the fair market value of Warrant Stock shall be deemed to be the value received by the holders of such stock pursuant to such acquisition.

(d)    Delivery to Holder. As soon as practicable after the exercise of this Warrant in whole or in part, and in any event within ten (10) days thereafter, the Company at its expense will cause to be issued in the name of, and delivered to, the Registered Holder, or as such Holder (upon payment by such Holder of any applicable transfer taxes) may direct:

(i)    a notice or notices of issuance for the number of shares of Warrant Stock to which such Registered Holder shall be entitled, and

(ii)    in case such exercise is in part only, a new warrant or warrants (dated the date hereof) of like tenor, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock equal (without giving effect to any adjustment therein) to the number of such shares called for on the face of this Warrant minus the number of such shares purchased by the Registered Holder upon such exercise as provided in Sections 3(a) or 3(c).

4.    Adjustments.

(a)    Stock Splits and Dividends. If the Company’s outstanding shares of the same class as the Warrant Stock shall be subdivided into a greater number of shares or a dividend in the Company’s shares of the same class as the Warrant Stock shall be paid in respect of the Company’s shares of the same class as the Warrant Stock, the Purchase Price in effect immediately prior to such subdivision or at the record date of such dividend shall simultaneously with the effectiveness of such subdivision or immediately after the record date of such dividend be proportionately reduced. If the Company’s outstanding shares of the same class as the Warrant Stock shall be combined into a smaller number of shares, the Purchase Price in effect immediately prior to such combination shall, simultaneously with the effectiveness of such combination, be proportionately increased. When any adjustment is required to be made in the Purchase Price, the number of shares of Warrant Stock purchasable upon the exercise of this Warrant shall be changed to the number determined by dividing (i) an amount equal to the number of shares issuable upon the exercise of this Warrant immediately prior to such adjustment, multiplied by the Purchase Price in effect immediately prior to such adjustment, by (ii) the Purchase Price in effect immediately after such adjustment.

(b)    Reclassification, Etc. In case there occurs any reclassification or change of the outstanding securities of the Company or of any reorganization of the Company (or any other corporation the stock or securities of which are at the time receivable upon the exercise of this Warrant) or any similar corporate reorganization on or after the date hereof, then and in each such case the Registered Holder, upon the exercise hereof at any time after the consummation of such reclassification, change, or reorganization shall be entitled to receive, in lieu of the stock or other securities and property receivable upon the exercise hereof prior to such consummation, the stock or other securities or property to which such Holder would have been entitled upon such consummation if such Holder had exercised this Warrant immediately prior thereto, all subject to further adjustment pursuant to the provisions of this Section 4.

(c)    Adjustment Certificate. When any adjustment is required to be made in the Warrant Stock or the Purchase Price pursuant to this Section 4, the Company shall promptly mail to the Registered Holder a certificate setting forth (i) a brief statement of the facts requiring such adjustment, (ii) the Purchase Price after such adjustment and (iii) the kind and amount of stock or other securities or property into which this Warrant shall be exercisable after such adjustment.

5.    Transfers.

(a)    Unregistered Security. Each holder of this Warrant acknowledges that none of the Company’s securities (including this Warrant and the Warrant Stock) have been registered under the Securities Act of 1933, as amended (the “Securities Act”), and agrees not to sell, pledge, distribute, offer for sale, transfer or otherwise dispose of this Warrant or any Warrant Stock issued upon its exercise (or any securities issued by the Company upon conversion or exchange thereof) in the absence of (i) an effective registration statement under the Securities Act as to the sale of any such securities and registration or qualification of such securities under any applicable U.S. federal or state securities law then in effect, or (ii) an opinion of counsel, satisfactory to the Company, that such registration and qualification are not required. Each notice of issuance with respect to Warrant Stock issued upon the exercise of this Warrant (and any securities issued by the Company upon conversion or exchange thereof) shall bear a legend substantially to the foregoing effect.

(b)    Transferability. Subject to the provisions of Section 5(a) hereof, this Warrant and all rights hereunder are transferable, in whole or in part, upon surrender of the Warrant with a properly executed assignment (in the form of Exhibit B hereto) at the principal office of the Company.

(c)    Warrant Register. The Company will maintain a register containing the names and addresses of the Registered Holders of this Warrant. Until any transfer of this Warrant is made in the warrant register, the Company may treat the Registered Holder of this Warrant as the absolute owner hereof for all purposes; provided, however, that if this Warrant is properly assigned in blank, the Company may (but shall not be required to) treat the bearer hereof as the absolute owner hereof for all purposes, notwithstanding any notice to the contrary. Any Registered Holder may change such Registered Holder’s address as shown on the warrant register by written notice to the Company requesting such change.

6.    Termination. This Warrant (and the right to purchase securities upon exercise hereof) shall terminate upon the earliest to occur of the following (the “Expiration Date”):

(a)    the 36 month anniversary of the date of issuance first set forth above;

(b)    the sale, conveyance or disposal of all or substantially all of the Company’s property or business or any transaction or series of related transactions in which more than fifty percent (50%) of the voting securities of the Company is disposed of, provided that this Section 6(b) shall not apply to (x) a merger effected exclusively for the purpose of changing the domicile of the Company or to an equity financing in which the Company is the surviving corporation or (y) the Merger (as defined in the Merger Agreement); or

(c)    the termination of the PIPE Agreement in accordance with its terms prior to the First Tranche Closing.

7.    Notices of Certain Transactions. In case:

(a)    the Company shall take a record of the holders of its outstanding stock of the same class as the Warrant Stock (or other stock or securities at the time deliverable upon the exercise of this Warrant) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of stock of any class or any other securities, or to receive any other right,

(b)    of any capital reorganization of the Company, any reclassification of the capital stock of the Company, any consolidation or merger of the Company, any consolidation or merger of the Company with or into another corporation (other than a consolidation or merger in which the Company is the surviving entity), or any transfer of all or substantially all of the assets of the Company, or

(c)    of the voluntary or involuntary dissolution, liquidation or winding-up of the Company,

then, and in each such case, the Company will mail or cause to be mailed to the Registered Holder of this Warrant a notice specifying, as the case may be, (i) the date on which a record is to be taken for the purpose of such dividend, distribution or right, and stating the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up, redemption or conversion is to take place, and the time, if any is to be fixed, as of which the holders of record of the Company’s outstanding stock of the same class as the Warrant Stock (or such other stock or securities at the time deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation, winding-up, redemption or conversion) are to be determined. Such notice shall be mailed at least ten (10) days prior to the record date or effective date for the event specified in such notice.

8.    Reservation of Stock. The Company will at all times reserve and keep available, solely for the issuance and delivery upon the exercise of this Warrant, such shares of Warrant Stock and other stock, securities and property, as from time to time shall be issuable upon the exercise of this Warrant.

9.    Exchange of Warrants. Upon the surrender by the Registered Holder of any Warrant or Warrants, properly endorsed, to the Company at the principal office of the Company, the Company will issue and deliver to or upon the order of such Registered Holder, at the Company’s expense, a new Warrant or Warrants of like tenor, in the name of such Registered Holder or as such Registered Holder (upon payment by such Registered Holder of any applicable transfer taxes) may direct, calling in the aggregate on the face or faces thereof for the number of shares of Warrant Stock called for on the face or faces of the Warrant or Warrants so surrendered.

10.    Replacement of Warrants. Upon receipt of evidence reasonably satisfactory to the Company of the loss, theft, destruction or mutilation of this Warrant and (in the case of loss, theft or destruction) upon delivery of an indemnity agreement (with surety if reasonably required) in an amount reasonably satisfactory to the Company, or (in the case of mutilation) upon surrender and cancellation of this Warrant, the Company will issue, in lieu thereof, a new Warrant of like tenor.

11.    No Rights as Stockholder. Until the exercise of this Warrant, the Registered Holder of this Warrant shall not have or exercise any rights by virtue hereof as a stockholder of the Company.

12.    No Fractional Shares. No fractional shares of Warrant Stock will be issued in connection with any exercise hereunder. In lieu of any fractional shares which would otherwise be issuable, the Company shall pay cash equal to the product of such fraction multiplied by the fair market value of one share of Warrant Stock on the date of exercise, as determined in good faith by the Company’s Board of Directors.

13.    Attorney’s Fees. If any action at law or in equity (including arbitration) is necessary to enforce or interpret the terms of any of this Warrant, the prevailing party shall be entitled to reasonable attorney’s fees, costs and necessary disbursements in addition to any other relief to which such party may be entitled.

14.    Representations and Warranties of Registered Holder. The Registered Holder represents and warrants that:

(a)    Organization, Authorization and Power. The Registered Holder is duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite power and authority to enter into and perform this Warrant and to acquire and hold the Warrant Stock. The execution, delivery and performance of this Warrant by the Registered Holder and the consummation by it of the transactions contemplated hereby have been duly authorized by all necessary corporate action, and no further consent or authorization of the Registered Holder or its board of directors, stockholders or other governing body is required. This Warrant is a valid and binding obligation of the Registered Holder, enforceable against the Registered Holder in accordance with its terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, liquidation, conservatorship, receivership or similar laws relating to, or affecting generally the enforcement of, creditor’s rights and remedies or by other equitable principles of general application.

(b)    Acquisition of Warrant Stock for Own Account. The Warrant Stock is being or will be acquired for investment for the Registered Holder’s own account, not as a nominee or agent, and not with a view to the public resale or distribution thereof within the meaning of the Securities Act, and the Registered Holder has no present intent to sell, grant any participation in, or otherwise distribute the same.

(c)    Sophistication and Suitability. The Registered Holder is knowledgeable, sophisticated and experienced in making, and is qualified to make decisions with respect to, investments in securities presenting an investment decision like that involved in the acquisition of the Warrant Stock, including investments in securities issued by the Company and investments in comparable companies, and has requested, received, reviewed and considered all information it deemed relevant in making an informed decision to acquire the Warrant Stock. The Registered Holder (a) has not been organized, reorganized or recapitalized specifically for the purpose of investing in the Warrant Stock; (b) will not, directly or indirectly, offer, sell, pledge, transfer or otherwise dispose of (or solicit any offers to buy, purchase or otherwise acquire to take a pledge of) any of the Warrant Stock except in compliance with the Securities Act and applicable state securities laws; (c) understands that the Warrant Stock is being offered and sold to it in reliance upon specific exemptions from the registration requirements of the Securities Act and state securities laws, and that the Company is relying upon the truth and accuracy of, and the Registered Holder’s compliance with, the representations, warranties, agreements, acknowledgments and understandings of the Registered Holder set forth herein in order to determine the availability of such exemptions and the eligibility of the Registered Holder to acquire the Warrant Stock;

(d) understands that its investment in the Warrant Stock involves a significant degree of risk, including a risk of total loss of the Registered Holder’s investment; and (e) understands that no United States federal or state agency or any other government or governmental agency has passed upon or made any recommendation or endorsement of the Warrant Stock.

(d)    Accredited Investor Status. The Registered Holder is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act.

(e)    Private Placement. The Registered Holder acknowledges and agrees that the Warrant Stock is being offered in a transaction not involving a public offering within the meaning of the Securities Act and that the Warrant Stock has not been registered under the Securities Act. The Registered Holder acknowledges and agrees that the Warrant Stock may not be offered, resold, transferred, pledged or otherwise disposed of by the Registered Holder absent an effective registration statement under the Securities Act or an applicable exemption from the registration requirements of the Securities Act, including Rule 144 promulgated thereunder.

(f)    No Solicitation. At no time was the Registered Holder presented with or solicited by any publicly issued or circulated newspaper, mail, radio, television or other form of general advertising or solicitation in connection with the offer, sale and purchase of the Warrant Stock.

(g)    Legends. The Registered Holder understands and agrees that the certificates evidencing the Warrant Stock may bear legends substantially similar to those set forth below in addition to any other legend that may be required by applicable law, by the Company’s Amended and Restated Articles of Incorporation or Bylaws, and by any agreement between the Company and the Registered Holder:

THESE SECURITIES HAVE NOT BEEN REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OR THE SECURITIES COMMISSION OF ANY STATE IN RELIANCE UPON AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND, ACCORDINGLY, MAY NOT BE OFFERED OR SOLD EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OR PURSUANT TO AN AVAILABLE EXEMPTION FROM, OR IN A TRANSACTION NOT SUBJECT TO, THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OR BLUE SKY LAWS AS EVIDENCED BY A LEGAL OPINION OF COUNSEL REASONABLY SATISFACTORY TO THE COMPANY.

The Warrant Stock is to be registered in connection the transactions contemplated by the Merger Agreement and any lock-up agreement applicable to the Warrant Stock may be waived by the Company following the consummation of the transactions contemplated by the Merger Agreement.

(h)    No Legal, Tax or Investment Advice. The Registered Holder has reviewed with its own tax advisors the federal, state, local and foreign tax consequences of the acquisition of the Warrant Stock and the other transactions contemplated by this Warrant. The Registered Holder has relied solely on such advisors and has not relied on any statements or representations of the Company, the Company’s counsel, or any of the Company’s agents regarding the federal, state, local and foreign tax consequences of the acquisition of the Warrant Stock or the other transactions contemplated by this Warrant. The Registered Holder understands that it (and not the Company) will be responsible for its own tax liability that may arise as a result of this investment or the transactions contemplated by this Warrant.

15.    Miscellaneous.

(a)    Governing Law. The validity, interpretation, construction and performance of this Warrant, and all acts and transactions pursuant hereto and the rights and obligations of the parties hereto shall be governed, construed and interpreted in accordance with the laws of the state of Delaware, without giving effect to principles of conflicts of law.

(b)    Entire Agreement. This Warrant sets forth the entire agreement and understanding of the parties relating to the subject matter herein and supersedes all prior or contemporaneous discussions, understandings and agreements, whether oral or written, between them relating to the subject matter hereof.

(c)    Amendments and Waivers. No modification of or amendment to this Warrant, nor any waiver of any rights under this Warrant, shall be effective unless in writing signed by the Company and the Registered Holder. No delay or failure to require performance of any provision of this Warrant shall constitute a waiver of that provision as to that or any other instance.

(d)    Successors and Assigns. The terms and conditions of this Warrant shall inure to the benefit of and be binding upon the respective successors and assigns of the parties.

(e)    Notices. Any notice, demand or request required or permitted to be given under this Warrant shall be in writing and shall be deemed sufficient when delivered personally or by overnight courier or sent by email, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party’s address as set forth on the signature page, as subsequently modified by written notice, or if no address is specified on the signature page, at the most recent address set forth in the Company’s books and records.

(f)    Severability. If one or more provisions of this Warrant are held to be unenforceable under applicable law, the parties agree to renegotiate such provision in good faith. In the event that the parties cannot reach a mutually agreeable and enforceable replacement for such provision, then (a) such provision shall be excluded from this Warrant, (b) the balance of this Warrant shall be interpreted as if such provision were so excluded and (c) the balance of this Warrant shall be enforceable in accordance with its terms.

(g)    Construction. This Warrant is the result of negotiations between and has been reviewed by each of the parties hereto and their respective counsel, if any; accordingly, this Warrant shall be deemed to be the product of all of the parties hereto, and no ambiguity shall be construed in favor of or against any one of the parties hereto.

(h)    Counterparts. This Warrant may be executed in any number of counterparts, each of which shall be deemed an original, and all of which together shall constitute one and the same instrument.

[Signature Page Follows]

IN WITNESS WHEREOF, the Company and the Registered Holder have executed this Warrant as of the date first set forth above.

THE COMPANY:

KINETA, INC.

By:
(Signature)
Name:	Craig Philips
Title:	President
Address: 219 Terry Ave #300
Seattle, WA 98109
United States

ACCEPTED AND AGREED:

THE REGISTERED HOLDER:

(PRINT NAME)

(Signature)

Address:

Email:

SIGNATURE PAGE TO WARRANT FOR NON-VOTING COMMON STOCK

OF KINETA, INC.

EXHIBIT A

PURCHASE/EXERCISE FORM

To: Kineta, Inc.	Dated:

The undersigned, pursuant to the provisions set forth in the attached Warrant No.     , hereby irrevocably elects to (a) purchase              shares of the capital stock covered by such Warrant and herewith makes payment of $            , representing the full purchase price for such shares at the price per share provided for in such Warrant, or (b) exercise such Warrant for              shares purchasable under the Warrant pursuant to the Net Issue Exercise provisions of Section 3(c) of such Warrant.

The undersigned acknowledges that it has reviewed the representations and warranties of the Registered Holder set forth in Section 14 of the Warrant and by its signature below hereby makes such representations and warranties to the Company.

ACKNOWLEDGED AND AGREED TO BY THE REGISTERED HOLDER:

(Registered Holder)

By:
(Signature)
Name:
Title:

Address:

Email:

EXHIBIT B

ASSIGNMENT FORM

FOR VALUE RECEIVED,                      hereby sells, assigns and transfers all of the rights of the undersigned under the attached Warrant with respect to the number of shares of capital stock covered thereby set forth below, unto:

Name of Assignee	Address/Facsimile Number	No. of Shares

ACKNOWLEDGED AND AGREED TO BY THE REGISTERED HOLDER:

(Registered Holder)

By:
(Signature)
Name:
Title:

Address:

Email:

Exhibit 10.4

YUMANITY THERAPEUTICS, INC.

AMENDMENT NO. 2 TO REGISTRATION RIGHTS AGREEMENT

This Amendment No. 2 to Registration Rights Agreement (this “Amendment”) is made as of December             , 2022, by and among Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”), and the undersigned Purchasers (as defined in the Agreement, which is defined below). Capitalized terms used herein but not otherwise defined herein shall have the meanings given to them in the Agreement.

RECITALS

WHEREAS, the Company is party to that Agreement and Plan of Merger dated as of June 5, 2022 (as such may be amended from time to time, the “Merger Agreement”), by and among the Company, Yacht Merger Sub, Inc., a Washington corporation and wholly owned subsidiary of the Company, and Kineta, Inc., a Washington corporation (“Kineta”), pursuant to which Kineta will become a wholly-owned subsidiary of the Company;

WHEREAS, in connection with the Merger Agreement, the Company and certain of the Purchasers (each an “Original Purchaser”) entered into (i) a Securities Purchase Agreement dated as of June 5, 2022, as amended by the Amendment No. 1 to Securities Purchase Agreement dated as of October 24, 2022 (as such may be further amended from time to time, the “PIPE Agreement”), pursuant to which the Company agreed to sell and issue to each Purchaser certain shares of the Company’s common stock, par value $0.001 per share and (ii) a Registration Rights Agreement dated as of June 5, 2022 as amended by the Amendment No. 1 to Registration Rights Agreement dated as of October 24, 2022 (as such may be further amended from time to time, the “Agreement”), pursuant to which the Company agreed to provide certain registration rights with respect to the Registrable Securities under the Securities Act and the rules and regulations promulgated thereunder, and applicable state securities laws;

WHEREAS, concurrently with the execution and delivery of this Amendment, the Company and the undersigned Purchasers are entering into an Amendment No. 2 to the PIPE Agreement (the “PIPE Amendment”);

WHEREAS, certain parties hereto (each a “New Purchaser”) (i) are entering into the PIPE Amendment to become parties to the PIPE Agreement as “Purchasers” (as defined therein) thereunder and (ii) desire to enter into the Agreement and are executing and delivering this Amendment to acknowledge the terms hereof and to become parties to the Agreement as Purchasers thereunder; and

WHEREAS, the Company and the undersigned Purchasers, which include all of the Original Purchasers, now wish to amend the Agreement as set forth herein;

AGREEMENT

In consideration of the mutual promises, covenants and conditions hereinafter set forth, the parties hereto mutually agree as follows:

1.      Amendments to Registration Rights Agreement.

a.    Preamble to the Agreement is hereby amended and restated in its entirety to read as follows:

“THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made and entered into as of June 5, 2022, by and among Yumanity Therapeutics, Inc., a Delaware corporation (the “Company”), and the purchasers set forth on Schedule 1 hereto (each, a “Purchaser”, and collectively, the “Purchasers”), and shall become effective, subject to Section 8.1 below, as of the First Tranche Closing (as defined in the Purchase Agreement, defined below).”

b.    Recital C of the Agreement is hereby amended and restated in its entirety to read as follows:

“In connection with the Merger and pursuant to the Securities Purchase Agreement, by and among the Company and the Purchasers, dated as of June 5, 2022 (as such may be amended and/or restated from time to time, the “Purchase Agreement”), the Company has agreed, upon the terms and conditions stated in the Purchase Agreement, to issue and sell to the Purchasers on the applicable Closing Date shares of Common Stock (the “Shares”).”

c.    The definition of “Closing Date” in Article I of the Agreement is hereby amended and restated in its entirety to read as follows:

“Closing Date” means the applicable date of the closing of the acquisition and issuance of the Shares pursuant to the Purchase Agreement, which may be the First Tranche Closing Date (as defined in the Purchase Agreement) or the Second Tranche Closing Date (as defined in the Purchase Agreement).”

d.    Section 2.1 is hereby amended such that the fourth sentence thereof is amended and restated in its entirety to read as follows:

“The Company shall use commercially reasonable efforts to cause the Registration Statement filed by it to be declared effective under the Securities Act as promptly as practicable after the filing thereof but in any event on or prior to the Effectiveness Deadline, and, subject to Section 4.1(m) hereof, to keep such Registration Statement continuously effective under the Securities Act until the earlier of (i) such date as all Registrable Securities covered by such Registration Statement have ceased to be Registrable Securities or (ii) the date that is two (2) years following the applicable Closing Date (as defined in the Purchase Agreement) (the “Effectiveness Period”). For the avoidance of doubt, the Company may be required to file more than one Registration Statement pursuant to this Section 2.1 to register resale of both the First Tranche Shares and the Second Tranche Shares (as defined in the Purchase Agreement).”

2

e.    Section 8.5 of the Agreement is hereby amended such that, following the First Tranche Closing (as defined in the Purchase Agreement), copies of notices or other communications or deliveries under the Agreement delivered to the Company shall also be sent to Orrick, Herrington & Sutcliffe LLP.

f.    Section 8.1 of the Agreement is hereby amended and restated in its entirety to read as follows:

“Effectiveness. The Company’s obligations hereunder shall be conditioned upon the occurrence of the First Tranche Closing under the Purchase Agreement, and this Agreement shall not be effective until the First Tranche Closing. If the Purchase Agreement shall be terminated prior to the First Tranche Closing, then this Agreement shall be void and of no further force or effect (and no party hereto shall have any rights or obligations with respect to this Agreement).”

g.    Schedule 1 to the Agreement is hereby amended and restated in its entirety to read as set forth on Exhibit A attached hereto.

h.    Upon the effectiveness of this Amendment, (i) Genetox, Inc. (“Genetox”), an Original Purchaser, shall be relieved of all obligations to perform under the Agreement (except for purposes of this Amendment) and shall no longer be a party to the Agreement (except for purposes of this Amendment), and all rights of Genetox under the Agreement (except for purposes of this Amendment) shall terminate and (ii) there shall be no liability under the Agreement on the part of Genetox, on the one hand, nor any other party to this Amendment, on the other hand.

i.    Effective upon the execution and delivery of this Amendment by a New Purchaser, each such New Purchaser shall be deemed a party to the Agreement for all purposes as a “Purchaser” thereunder. The Company may update Schedule 1 to the Agreement to reflect the addition of each such New Purchaser without the approval of any other party to the Agreement.

2.      Defined Terms; Effectiveness and Effect of Amendment. Upon the effectiveness of this Amendment, each reference in the Agreement to “this Agreement,” “hereunder,” “hereof,” “herein,” or words of like import shall mean and be a reference to the Agreement as amended hereby, and each reference to the Agreement in any other document, instrument or agreement executed or delivered in connection with the Agreement shall mean and be a reference to the Agreement as amended hereby. All provisions and terms of the Agreement not specifically altered by this Amendment shall remain in full force and effect.

3.      Governing Law. The validity, interpretation, construction and performance of this Amendment, and all acts and transactions pursuant hereto and the rights and obligations of the Company and the Purchasers shall be governed, construed and interpreted in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of law.

3

4.      Counterparts. This Amendment may be executed in one or more counterparts, each of which shall be deemed to be an original but all of such together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including .pdf or any electronic signature complying with the U.S. Federal ESIGN Act of 2000, e.g. www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

[Signature Pages Follow]

4

The parties have executed this Amendment No. 2 to Registration Rights Agreement as of the date first written above.

THE COMPANY:

YUMANITY THERAPEUTICS, INC.

By:
(Signature)

Name:
Title:

AMENDMENT NO. 2 TO REGISTRATION RIGHTS AGREEMENT

The parties have executed this Amendment No. 2 to Registration Rights Agreement as of the date first written above.

PURCHASERS:

[ ]

By:
(Signature)

Name:
Title:

[ ]

By:
(Signature)

Name:
Title:

AMENDMENT NO. 2 TO REGISTRATION RIGHTS AGREEMENT

Exhibit 99.1

Yumanity Therapeutics Declares Special Dividend In Connection with Proposed Asset Sale to Janssen and Merger with Kineta

Special dividend estimated to be in range of $1.34 to $1.43 per share

Payment of special dividend conditioned upon closing of both Asset Sale and Merger, which are subject to stockholder approval

Boston, December 5, 2022 – Yumanity Therapeutics, Inc. (“Yumanity” or the “Company”) (Nasdaq: YMTX) announced today that its Board of Directors has declared a special dividend in connection with the previously announced asset sale to Janssen Pharmaceutica NV (“Janssen”) and merger with Kineta, Inc. (“Kineta”).

The special dividend, which the Company estimates will be in range of $1.34 to $1.43 per share of Yumanity common stock, will be payable in cash on or before December 29, 2022 to stockholders of record at the close of business on December 15, 2022. The special dividend will be equal to the gross proceeds of the asset sale to Janssen, net of amounts used or retained for Yumanity’s outstanding obligations and minimum cash requirement associated with the closing of the merger with Kineta. Yumanity’s minimum cash requirement has been reduced from $10 million to $7.5 million as part of a recent amendment to the merger agreement. The exact amount of the special dividend will be calculated after Yumanity’s outstanding obligations and net cash position as of the actual closing date of the merger are determined.

Payment of the special dividend is conditioned upon the closing of both the asset sale to Janssen and merger with Kineta, which remain subject to the approval of Yumanity’s stockholders and other closing conditions. The special meeting of Yumanity’s stockholders to consider and vote upon the asset sale and merger is scheduled for December 13, 2022.

Every stockholder’s vote is important, regardless of the number of shares held. Accordingly, Yumanity requests that each stockholder of record as of November 4, 2022, complete, sign, date and return a proxy card (online or by mail) as soon as possible to ensure that the stockholder’s shares will be represented at the special meeting. Stockholders who hold shares in “street name” (i.e., those stockholders whose shares are held of record by a broker, bank or other nominee) should contact their broker, bank or nominee to ensure that their shares are voted.

If any Yumanity stockholder does not receive the Proxy Statement, such stockholder should (i) confirm his or her Proxy Statement’s status with his or her broker or (ii) contact Bob Marese of MacKenzie Partners at bmarese@mackenziepartners.com or John Bryan of MacKenzie Partners at jbryan@mackenziepartners.com. Banks and brokers can place a collect call to Bob Marese at 212-929-5405 or John Bryan at 212-929-5735.

About Yumanity

Yumanity is a clinical-stage biopharmaceutical company dedicated to accelerating the revolution in the treatment of neurodegenerative diseases through its scientific foundation and drug discovery platform. Yumanity’s drug discovery platform enables the company to rapidly screen for potential disease-modifying therapies by overcoming the toxicity of misfolded proteins associated with neurogenerative diseases. Yumanity’s pipeline consists of programs focused on Parkinson’s disease, Lewy body dementia, multi-system atrophy, amyotrophic lateral sclerosis (ALS or Lou Gehrig’s disease) and frontotemporal lobar dementia (FTLD). For more information, please visit www.yumanity.com.

About Kineta

Kineta is a clinical-stage biotechnology company with a mission to develop next generation immunotherapies that transform patients’ lives. Kineta has leveraged its expertise in innate immunity and is focused on discovering and developing potentially differentiated immunotherapies that address the major challenges with current cancer therapy. Kineta’s lead asset is KVA12123 (formerly referred to as KVA12.1), a VISTA blocking immunotherapy. The company plans to initiate a Phase 1 clinical trial of KVA12123 in patients with advanced solid tumors in the fourth quarter of 2022. Kineta has been supported by institutional investors including CBI USA, Genetox Co. Ltd., RLB Holdings, Yulho Co. Ltd., Humedix Co. Ltd. and others. For more information, please visit www.kinetabio.com.

Additional Information and Where to Find It

This press release may be deemed to be solicitation material with respect to the proposed transactions between Yumanity and Kineta and between Yumanity and Janssen. In connection with the proposed transactions, on August 29, 2022, Yumanity filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Initial Registration Statement”), as amended by Amendment No. 1 to the Initial Registration Statement filed with the SEC on October 3, 2022, Amendment No. 2 to the Initial Registration Statement filed with the SEC on October 24, 2022 and Amendment No. 3 to the Initial Registration Statement filed with the SEC on November 4, 2022 (together with the Initial Registration Statement, the “Registration Statement”), which contains a preliminary proxy statement and prospectus. The Registration Statement was declared effective by the SEC on November 10, 2022 and was mailed to stockholders of record as of the close of business on November 4, 2022. On December 5, 2022, Yumanity filed with the SEC and mailed to stockholders of record as of the close of business on November 4, 2022, a supplement to the proxy statement and prospectus contained in the Registration Statement (the “Prospectus Supplement”). Investors and securityholders of Yumanity and Kineta are urged to read these materials when they become available because they contain important information about Yumanity, Kineta and the proposed transactions. This press release is not a substitute for the Registration Statement, the Prospectus Supplement or any other documents that Yumanity may file with the SEC or send to securityholders in connection with the proposed transactions. Investors and securityholders may obtain free copies of the documents filed with the SEC, once available, on Yumanity’s website at www.yumanity.com, on the SEC’s website at www.sec.gov or by directing a request to Yumanity’s Investor Relations at (212) 213-0006 ext. 331.

This press release shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

Each of Yumanity, Kineta and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Yumanity in connection with the proposed transactions.

Information about the executive officers and directors of Yumanity is set forth in Yumanity’s Definitive Proxy Statement on Schedule 14A relating to the 2022 Annual Meeting of Stockholders, filed with the SEC on April 25, 2022 (the “Proxy Statement”). Other information regarding the interests of such individuals, who may be deemed to be participants in the solicitation of proxies for the stockholders of Yumanity, is set forth in the Proxy Statement and will be set forth in any other relevant documents to be filed with the SEC. You may obtain free copies of these documents as described above.

Cautionary Statements Regarding Forward-Looking Statements

This press release contains forward-looking statements, including statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements may be identified by words and phrases such as “aims,” “anticipates,” “believes,” “could,” “designed to,” “estimates,” “expects,” “forecasts,” “goal,” “intends,” “may,” “plans,” “possible,” “potential,” “seeks,” “will,” and variations of these words and phrases or similar expressions that are intended to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the proposed merger between Yumanity and Kineta and the proposed asset sale to Janssen, including whether and when the transactions will be consummated; statements about the structure, timing and completion of the proposed transactions; the listing of the combined company on Nasdaq after the closing of the proposed merger; expectations regarding the ownership structure of the combined company after the closing of the proposed merger; the expected executive officers and directors of the combined company; the expected cash position of each of Yumanity and Kineta and the combined company at the closing of the proposed merger; the future operations of the combined company; the nature, strategy and focus of the combined company; the development and commercial potential and potential benefits of any product candidates of the combined company; the executive and board structure of the combined company; the location of the combined company’s corporate headquarters; anticipated preclinical and clinical drug development activities and related timelines, including the expected timing for data and other clinical and preclinical results; Kineta having sufficient resources to advance its pipeline; and other statements that are not historical fact. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation: (i) the risk that the conditions to the closing of the proposed transactions are not satisfied, including the failure to timely obtain stockholder approval for the transactions, if at all; (ii) uncertainties as to the timing of the consummation of the proposed transactions and the ability of each of Yumanity, Kineta and Janssen to consummate the proposed merger or asset sale, as applicable; (iii) risks related to Yumanity’s ability to manage its operating expenses and its expenses associated with the proposed transactions pending closing; (iv) risks related to the failure or delay in obtaining required approvals from any governmental or quasi-governmental entity necessary to consummate the proposed transactions; (v) the risk that as a result of adjustments to the exchange ratio, Yumanity stockholders and Kineta shareholders could own more or less of the combined company than is currently anticipated; (vi) risks related to the market price of Yumanity’s common stock relative to the exchange ratio; (vii) unexpected costs, charges or expenses resulting from either or both of the proposed transactions; (viii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transactions; (ix) the risk that the amount or timing of the dividend to be distributed to Yumanity stockholders in connection with the asset sale, if any, may be lower or different than the amount or timing declared or the range expected; (x) risks related to the inability of the combined company to obtain sufficient additional capital to continue to advance these product candidates and its preclinical programs; (xi) uncertainties in obtaining successful clinical results for product candidates and unexpected costs that may result therefrom; (xii) risks related to the failure to realize any value from product candidates and preclinical programs being developed and anticipated to be developed in light of inherent risks and difficulties involved in successfully bringing product candidates to market; and (xiii) risks associated with the possible failure to realize certain anticipated benefits of the proposed transactions, including with respect to future financial and operating results. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties. These and other risks and uncertainties are more fully described in periodic filings with the SEC, including the factors described in the section titled “Risk Factors” in Yumanity’s most recent Annual or Quarterly Report filed with the SEC, and in other filings that Yumanity makes and will make with the SEC in connection with the proposed transactions, including the Registration Statement. You should not place undue reliance on these forward-looking statements, which are made only as of the date hereof or as of the dates indicated in the forward-looking statements. Except as required by law, Yumanity expressly disclaims any obligation or undertaking to update or revise any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based.

Yumanity Therapeutics

Investors:

Burns McClellan, Inc.

Lee Roth

(212) 213-0006 ext. 331

MacKenzie Partners:

Bob Marese

bmarese@mackenziepartners.com

212-929-5405

John Bryan

jbryan@mackenziepartners.com

212-929-5735

Media:

Michael Wyzga

mwyzga@yumanity.com

Kineta

Jacques Bouchy

jbouchy@kineta.us

Source: Yumanity Therapeutics, Inc.